UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 23, 2020, the Board of Directors (the “Board”) of BeyondSpring Inc. (the “Company”) approved the amendment of the Company’s 2017 Omnibus Incentive Share Incentive Plan (the “Plan”), to increase the aggregate number of ordinary shares, par value $0.0001 per share, of the Company issuable under the Plan to 5,277,197 ordinary shares (the “Amendment”). A copy of the Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 23, 2020, the Board, upon the recommendation of the Compensation Committee of the Board, approved an increase to the annual compensation of the non-employee directors of the Company, in order to better align their compensation with peer companies. Effective as of July 1, 2020, the annual compensation payable to our non-employee directors, all payable on a fiscal year basis, consists of: (i) an annual cash retainer fee equal to $40,000 (pro-rated for any partial year of service); (ii) an annual grant of 10,000 options (20,000 options for first year of service) (pro-rated for any partial year of service); and (iii) an additional cash retainer fee (pro-rated for any partial year of service) for any director serving on a committee of the Board, as follows: Audit Committee, $8,000 ($16,000 if chairman); Compensation Committee, $6,000 ($12,000 if chairman); Nominating and Corporate Governance Committee, $4,000 ($8,000 if chairman).  The initial option granted to our non-employee directors vest in equal installments on the first three anniversaries of the grant date, subject to the director's continued service as our director through the applicable vesting dates.  Thereafter, the options granted annually to our non-employee directors vest on the first anniversary of the date of grant, subject to the director's continued service as our director through the vesting date.  Any grant of options made to a non-employee director will be subject to the terms and conditions of the Plan and the applicable option award agreement memorializing such grant.

The Company has entered into an amendment to director agreement (an “Amendment to Director Agreement”) with each of the Company’s non-employee directors, amending the terms of such director’s compensation to reflect the above described terms. The Board has also approved a form of director agreement (the “Director Agreement”) that would apply to new non-employee directors upon their election to the Board reflecting the above described terms. A copy of the form of Amendment to Director Agreement attached hereto as Exhibit 99.2 and 99.3, respectively and are incorporated herein by reference. The foregoing description of the amended director compensation terms under the Amendment to Director Agreement and the Director Agreement does not purport to be complete, and is qualified in its entirety by reference to each such exhibit.

The information contained in this report is hereby incorporated by reference into the Registration Statements on Form F-3, File No. 333-224437 and File No. 333-234193, and Registration Statement on Form S-8, File No. 333-216639.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairman and Chief Executive Officer

Date: July 24, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Amendment to the BeyondSpring Inc. 2017 Omnibus Incentive Plan, effective July 24, 2020.
99.2	Form of Amendment to Director Agreement
99.3	Form of Director Agreement